Mail Stop 4561

October 3, 2006

Howard B. Katz
Chief Executive Officer
MD Werks, Inc.
1020 N.W. 6th Street
Deerfield Beach, Florida 33442

Re: MDWerks, Inc.
Registration Statement on Form SB-2
Amended on September 27, 2006
File No. 333-132296

Dear Mr. Katz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements for the period ended June 30, 2006 and 2005 pages F-18 – F-30

1. Please revise to label as "restated" your balance sheet as of June 30, 2006 and your statements of income and cash flows for the three and six months ended June 30, 2006. Additionally, please include an explanatory footnote which describes the cause of the restatements.

Note 6 – Stockholders' Deficiency, pages F-25 – F-30

Preferred Stock, pages F-25 – F-27

2. We note your response to comment 1. We reissue our previous comment in part. We are still unclear how you determined the relative fair values of 28.33 units of Series A Convertible Preferred Stock and the associated detachable warrants issued. Please provide your detailed methodology for doing so. Additionally, please provide us with a detailed analysis which shows how you calculated the beneficial conversion features allocated to your Series A Convertible Preferred Stock and the associated warrants.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matt Maulbeck, Accountant, at (202) 551-3466 or Steve Jacobs, Branch Chief, at (202) 551-3404 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Stephen P. Katz, Esq. (*via facsimile*)